UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                     Global TeleSystems Group, Inc.
                             (Name of Issuer)

                              Common Stock
                      (Title of Class of Securities)

                                37936U104
                              (CUSIP Number)


                            December 31, 1999
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]Rule 13d-1(b)

               [ ]Rule 13d-1(c)

               [x]Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37936U104           Schedule 13G   Page 2 of 5 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Alan B. Slifka
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [ ]           (b)  [x]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER         4,179,091*
6   SHARED VOTING POWER       996,712
7   SOLE DISPOSITIVE POWER    3,839,743
8   SHARED DISPOSITIVE POWER  966,712

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     5,174,230

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     2.9%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

*This response includes 339,348 shares subject to a voting agreement.
 This number of shares subject to such voting agreement is an estimate based on information available to the Filing Person. The actual number may be lower than this estimate.

Item 1.
          (a)  Name of Issuer

                    Global TeleSystems Group, Inc.

          (b)  Address of Issuer's Principal Executive Offices

                    4121 Wilson Boulevard, 8th floor
                    Arlington, VA 22203

Item 2.
          (a)  Name of Person Filing

                    Alan B. Slifka

          (b)  Address of Principal Business Office or, if none,
               Residence

                    477 Madison Avenue, New York, New York  10022

          (c)  Citizenship

                    The Filing Person's citizenship or place of organization is set forth on the cover page and incorporated herein by reference.

          (d)  Title of Class of Securities

                    Common Stock

          (e)  CUSIP Number

                    37936U104


Item 3.   If this statement is filed pursuant to sections
          240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable


Item 4.   Ownership.

          Provide   the   following  information  regarding   the
          aggregate  number  and  percentage  of  the  class   of
          securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned

                    The Filing Person beneficially owns the
                    number of shares reflected on the cover page which is incorporated herein by reference. The Filing Person disclaims beneficial ownership over 817,596 shares over which the Filing Person has sole voting and dispositive power; 996,712 shares over which the Filing Person has shared voting and dispositive power, and 339,348 shares over which the filing person has sole voting power and no dispositive power.

          (b)  Percent of class

                    The Filing Person's beneficial ownership on a percentage basis is reflected on the cover page and is incorporated by reference herein.

          (c)  Number of shares as to which such person has:

                    The shares for which the Filing Person has voting and dispositive powers is set forth on the cover page and is incorporated herein by reference.


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class or securities, check the following[ ].


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

          Not applicable.

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              ALAN B. SLIFKA

                              By:  /s/ James H. Schropp

                              ___________________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact, duly
                                      authorized under Power of
                                      Attorney dated February 9,
                                      1999, Filed January 6,
                                      2000, Abraxas Petroleum
                                      Corporation, Form 13G


Dated:  February __, 2000